Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct Main Fax	212.407.4866 212.407.4000 212.937.3943
gcaruso@loeb.com

January 10, 2011

Kathleen Krebs Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 3030

Re:	China VantagePoint Acquisition Company
Amendment No. 2 to Form S-1
Filed November 23, 2010
File No. 333-170006

Dear Ms. Krebs:

On behalf of our client, China VantagePoint Acquisition Company, a Cayman Islands exempted company (the “Company”), we hereby provide responses to comments issued in a letter dated January 3, 2011 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1/A (the “Registration Statement”). Contemporaneous with this submission we are submitting five clean and marked copies of an amended Registration Statement on Form S-1/A for the Company (the “Amended S-1”) reflecting the responses of the Company below.

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Registration Statement, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the marked copy of Amended S-1.

Los Angeles    New York    Chicago    Nashville   Washington, DC   Beijing    www.loeb.com

A limited liability partnership including professional corporations

Kathleen Krebs January 10, 2011 Page 2

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Comment and Response

General

1.
We reissue comment two from our letter dated December 3, 2010. Please revise your prospectus to clarify how you may continue to repurchase up to 50% of the subunits sold in this offering in the event you structure a business combination providing for a tender offer. We note your response and reference to Compliance and Disclosure Interpretation 120.17, but since that interpretation relates only to the termination of a plan, it still unclear how any repurchases would be made pursuant to a 10b5-1 plan and in compliance with the requirements of Rule 10b-18 once the decision to engage in a tender offer has been made by management, but prior to the commencement of such tender offer. Please advise.

COMPANY RESPONSE:  The disclosure on pages 6, 26, 39, 69, 77 and 92 has been revised to indicate that the purchases will be suspended at the time that the Company determines that it will conduct a tender offer.  Such determination will be communicated to the broker effecting the 10b5-1 plan by the Company’s management.  In the event that the Company subsequently determines to not move forward with the tender offer, purchases under the 10b5-1 will be permitted to resume.

Overview, page one

2.
We note your disclosure added in response to comments six and seven from our letter dated December 3, 2010 that, in addition to your ability to consummate a transaction other than the agreement which triggered the extension of time, there is no minimum value for any transaction that you consummate. Please revise your disclosure to highlight this and add appropriate risk factor disclosure.

COMPANY RESPONSE:  The disclosure on the cover page and on pages 3, 21, 86 and 92 has been revised in accordance with the Staff’s comments, and a risk factor has been added on page 38.  The Company notes that such disclosure already appears on pages 7, 8 and 101.

Shareholder vote to approve a business combination, page 22

Effecting a Business Combination, page 22

3.
We note your response to comment 21 from our letter dated December 3, 2010. It is not clear whether the warrant holders can force the company to settle the warrant in cash, or if any cash settlement of the warrant is at the company’s option. Please indicate all instances in which the warrants can be settled in cash and whether the company or the warrant holders control the settlement.

Kathleen Krebs January 10, 2011 Page 3

COMPANY RESPONSE:  The disclosure on pages 23, 88 and 117 has been revised to clarify that it is the target business that may require the Company to hold a meeting of warrant holders to modify the terms of the warrants.  The warrant holders have no right to demand that the Company settle the warrants in cash.

4.
We note your disclosure added in response to comment 18 from our letter dated December 3, 2010 that your disclosure of the material terms of purchases at a premium from holders indicating an intention to vote against may not leave sufficient time for other shareholders to change their votes with respect to a business combination. Please revise to explain why not (both in terms of timing and your management’s decision not to make such a commitment) and highlight this aspect of your offering throughout your prospectus. Additionally, as requested previously, please revise to disclose whether public disclosure of the material terms of such transactions will be made with sufficient lead time prior to the shareholder vote in order for shareholders to effect all the necessary actions to redeem their shares.

COMPANY RESPONSE:  The disclosure on pages 4 and 86 has been revised in accordance with the Staff’s comments.  In addition, similar disclosure has been added on pages 25 and 49.

Exhibit 3.3 — Amended and Restated Articles of Association

5.
With a view to disclosure, please tell us the purpose of Articles 161(2) through 161(4), particularly the statement in subparagraph (4) that you may use the proceeds of the Trust Fund to complete the purchase of any of your own issued and outstanding shares in accordance with Article 161. Explain how this is consistent with your disclosure throughout the prospectus about how the proceeds in the Trust Fund may be used.

COMPANY RESPONSE:  Exhibit 3.3 has been revised to clarify that amounts in the trust fund may only be used to make purchases of securities pursuant to the 10b5-1 plan.

Kathleen Krebs January 10, 2011 Page 4

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Loeb & Loeb LLP